Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2021.

As at April 30, 2021
(in millions of Canadian dollars)
Subordinated Debt	7,144

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,848
Common Shares	13,536
Contributed Surplus	313
Retained Earnings	32,561
Accumulated Other Comprehensive Income	3,256

Total Equity	55,514
Total Capitalization	62,658

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2021.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2021.